EXHIBIT 99.1

Seabridge Gold Inc.
News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 7, 2015

Seabridge Gold Closes $16.4 Million Bought Deal Flow-Through Equity Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announced today that it has closed its previously announced bought deal financing (the “Offering”), including the full amount of the over-allotment option, for aggregate gross proceeds of $16,373,700. A total of 1,610,000 flow-through common shares of the Company (the "Flow-Through Shares"), including those pursuant to the exercise of the over-allotment option, were issued and sold at a price of $10.17 per Flow-Through Share (a 27.3% premium to the closing price on the TSX the day the Offering was announced). The Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and included National Bank Financial Inc. and Paradigm Capital Inc. Canaccord Genuity Corp. and Cowen and Company, LLC acted as financial advisors to the Company on the Offering.

The gross proceeds from the Offering will be used to fund the 2015 exploration program at the Company's 100% owned KSM Project in northwestern British Columbia.

Seabridge Chairman and CEO Rudi Fronk noted that “our 2015 exploration program will continue to focus on discovering and expanding higher grade core zones that have the potential to enhance KSM’s projected economics. We expect this year’s program to once again generate additional gold resources which more than offset the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge."

The 2014 drill program at Deep Kerr and the Iron Cap Lower Zone added a combined estimated 5.4 million ounces of gold and 4.2 billion pounds of copper in a total of 431 million tonnes of inferred resources grading 0.40 g/T gold and 0.45% copper (at a US$20 per tonne NSR cutoff) while shares outstanding increased by only 1.36 million during the year, thereby once again increasing resource ounces of gold per share. In just two years, the Company’s new core zone program has added an estimated 11.3 million ounces of gold and 10.3 billion pounds of copper in a total of 945 million tonnes of inferred resources at an average grade of 0.38 g/T gold and 0.49% copper (at a US$20 per tonne NSR cutoff). Given its history of successfully raising inferred resources at KSM to higher categories, the Company is confident that the observable continuity of these new core zone discoveries will support upgrading resources with additional drilling. (See: http://seabridgegold.net/News/Article/516/ and http://seabridgegold.net/News/Article/517/).

The Offering was made by way of private placement in Canada. The Flow-Through Shares issued under this Offering are subject to a four-month hold period.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Statements relating to estimated resources or reserves, the estimated or expected project economics, including future production, operating results and costs, and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to 2015 exploration generating additional resources that more than offset dilution. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the risk of the mineralization at the project being less continuous than expected or additional core zones not being present where the Company’s exploration models predict; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2014 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net